Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated March 17, 2023

Relating to Final Prospectus issued November 30, 2016

Registration Statement No. 333-214848

March 17, 2023

Dear Stockholder:

Thank you for your continued investment in SmartStop Self Storage REIT, Inc. (“SmartStop,” “we,” “us,” “our”) and for your trust in us as a premier owner and operator of self storage facilities in the United States and Canada. In March 2022, our board of directors (“Board”) approved the suspension of our Share Redemption Program (“SRP”) and Distribution Reinvestment Plan (“DRP”) in connection with the process of reviewing alternatives to provide liquidity to stockholders. While our Board continues to review alternatives for stockholder liquidity, our Board determined, on March 16, 2023, to partially reinstate the SRP and fully reinstate the DRP. Further details are below.

Partial Reinstatement of the Share Redemption Program

•	Stockholders will be able to utilize the SRP solely for redemptions sought in connection with a stockholder’s:

•	Death;

•	Qualifying disability;

•	Confinement to a long-term care facility; or

•	Other exigent circumstances.

•

The redemption price per share for all redemptions under the SRP will be equal to the most recently published estimated net asset value per share (the “NAV”), which, at the time of this communication, is $15.21 (calculated as of September 30, 2022).

•	Our transfer agent will work to reconfirm any request received prior to the date of this letter.

•

All previously received and confirmed requests (and any request received during the first quarter of 2023) that meet the eligibility criteria above will be processed for redemption by April 30, 2023, in accordance with the SRP. All requests received after the first quarter of 2023 that meet the eligibility criteria above will be processed in accordance with the SRP.

Reinstatement of the Distribution Reinvestment Plan

•

For those stockholders that had elected to participate in the DRP prior to its suspension in March 2022, distributions will automatically revert back to being reinvested through the DRP for the month of March 2023 (paid/reinvested in April 2023).

•

Please note that the DRP is not currently available in all U.S. states, including, but not limited to Arizona and Oregon; therefore, residents of those states cannot participate in the DRP at this time and must receive cash distributions.

•	Distributions will be reinvested at the then-current NAV;

•	For those stockholders that had elected to receive distributions in cash prior the suspension of the DRP in March 2022, there will be no change;

•	Any stockholders that wish to make a change to their DRP election can request a change through our transfer agent, by emailing investorrelations@sam.com.

In the future, SmartStop may undertake to provide additional options for liquidity to its stockholders, including through a listing of its shares on a national securities exchange. SmartStop may also raise additional equity through the issuance of stock. If SmartStop undertakes any of the foregoing activities, there can be no assurances that the share price at such time will be greater than or equal to the NAV.

Continued successes,

H. Michael Schwartz

Chief Executive Officer

SmartStop has filed a Form S-3D registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the DRP offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SmartStop has filed with the SEC for more complete information about the issuer and this DRP offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, SmartStop will arrange to send you the prospectus if you request it by calling toll-free (866) 418-5144. Additionally, these documents are available at our website at www.smartstopselfstorage.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this free writing prospectus.